No Act

P.E. 1/7/13



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





13000664

February 11, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/11/13

Taavi Annus
Bryan Cave LLP
taavi.annus@bryancave.com

Re: Express Scripts Holding Company
Incoming letter dated January 7, 2013

Dear Mr. Annus:

This is in response to your letter dated January 7, 2013 concerning the shareholder proposal submitted to Express Scripts by John Chevedden. We also have received letters from the proponent dated January 8, 2013 and January 14, 2013. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

February 11, 2013

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Express Scripts Holding Company
Incoming letter dated January 7, 2013

The proposal relates to executive compensation.

There appears to be some basis for your view that Express Scripts may exclude the proposal under rule 14a-8(f). Accordingly, we will not recommend enforcement action to the Commission if Express Scripts omits the proposal from its proxy materials in reliance on rules 14a-8(b) and 14a-8(f). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Express Scripts relies.

Sincerely,

Charles Lee
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 14, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 2 Rule 14a-8 Proposal
Express Scripts (ESRX)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal.

The company does not claim that the proposal was forwarded to the wrong address or to the wrong employees.

The company letter begs the question of whether the company position is that the records of Spinnaker Trust and Northern Trust are obsolete in regard to the CUSIP number for the proponent's shares.

Although the text in this proposal is similar to the text of the proposal in *Walgreen Co.* (October 4, 2012) (Amalgamated Bank) the company does not disagree with *Walgreen.*

Although the company objects to certain proposal text the company does not object to these words:
"This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:"

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Keith J. Ebling <kebling@express-scripts.com>

[ESRX: Rule 14a-8 Proposal, December 16, 2012]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company " "High Concern" regarding our Executive Pay – a whopping $51 million for George Paz.

Long-term incentive pay for our highest paid executives consisted of performance shares and time-based equity in the form of market-priced stock options and restricted stock units. Any equity pay should have job performance requirements to align with shareholder interests. Moreover, performance shares covered a three-year performance period and paid off for underperforming industry peers. This was not sufficiently long-term and underperforming industry peers should not result in a bonus. Mr. Paz was also potentially entitled to $41 million under a change in control.

Three directors were age 74 to 82. Five directors had 11 to 20 years long-tenure. Long-tenured directors controlled 100% of our nomination committee and 60% of our executive pay committee. Director independence erodes after 10-years. GMI said long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our board of directors. Samuel Skinner, 74 was on 5 boards (overextension concern). Mr. Skinner also received our highest negative votes.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

January 8, 2013

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

 # 1 Rule 14a-8 Proposal
Express Scripts, Inc. (ESRX)
Limit Accelerated Executive Pay
John Chevedden

Ladies and Gentlemen:

This is in regard to the January 7, 2013 company request concerning this rule 14a-8 proposal. Please see the attached article, "Express Scripts to buy Medco for $29 billion." Additional information will be forwarded.

This is to request that the Securities and Exchange Commission allow this resolution to stand and be voted upon in the 2013 proxy.

Sincerely,



John Chevedden

cc: Keith J. Ebling <kebling@express-scripts.com>

Pages 7 through 8 redacted for the following reasons:
- -
*** FISMA & OMB Memorandum M-07-16 ***



Taavi Annus
Associate
Direct: 314-259-2037
Fax: 314-552-8037
taavi.annus@bryancave.com

Bryan Cave LLP
One Metropolitan Square
211 North Broadway
Suite 3600
St. Louis, MO 63102-2750
Tel (314) 259-2000
Fax (314) 259-2020
www.bryancave.com

Securities Exchange Act of 1934 / Rule 14a-8

January 7, 2013

VIA E-MAIL (shareholderproposals@sec.gov)

Office of Chief Counsel
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Express Scripts Holding Company – Omission of Stockholder Proposal Submitted by John Chevedden

Ladies and Gentlemen:

This letter is to inform you, in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), that our client, Express Scripts Holding Company, a Delaware corporation (the "**Company**" or "**Express Scripts**"), intends to omit from its proxy statement (the "**2013 Proxy Statement**") for its 2013 annual meeting of stockholders a stockholder proposal submitted by Mr. John Chevedden (the "**Proponent**") to Express Scripts, Inc. (a wholly-owned subsidiary of the Company) under cover of letter dated December 16, 2012 (the "**Proposal**"). A copy of the Proposal, together with Proponent's supporting materials, is attached hereto as **Exhibit A.** Following receipt of the Proposal, the Company advised Mr. Chevedden of his failure to satisfy eligibility requirements of Rule 14a-8 by a letter dated December 20, 2012 (the "**Deficiency Notice**") and requested him to provide support for certain statements contained in the proposed supporting statement to the Proposal. The Deficiency Notice further pointed out that the Proposal was not sent to the Company, but its wholly-owned subsidiary. Mr. Chevedden purported to provide proof of share ownership on January 3, 2013 by submitting letters from Spinnaker Trust and the Northern Trust Company (the "**Share Ownership Letters**"). All relevant correspondence is attached hereto as **Exhibit B.**

The Company requests confirmation that the Staff of the Division of Corporation Finance (the "**Staff**") of the Securities and Exchange Commission (the

"**Commission**") will not recommend any enforcement action if the Company omits the Proposal from the 2013 Proxy Statement.

The Company expects to file its definitive 2013 Proxy Statement with the Commission on or about March 29, 2013, and this letter is being submitted more than 80 calendar days before such date in accordance with Rule 14a-8(j). In accordance with Section C of Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("**SLB 14D**"), this letter and its exhibits are being e-mailed to the Staff at shareholderproposals@sec.gov. In accordance with Rule 14a-8(j), a copy of this submission is being forwarded simultaneously to the Proponent.

Pursuant to Rule 14a-8(k) and SLB 14D, the Proponent is requested to copy the undersigned on any correspondence he may choose to make to the Staff.

I. The Proposal

The full text of the proposed stockholder resolution contained in the Proposal is the following:

> Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.
>
> For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

II. Grounds for Exclusion

1. The Proposal is directed to Express Scripts, Inc., a company no longer subject to Rule 14a-8 under the Exchange Act.

2. Pursuant to Rule 14a-8(f) and Rule 14a-8(b), a company may properly exclude a proposal and supporting statement if the proponent has not continuously held at least $2,000 in market value, or 1%, of the company's securities for at least one year as of the date the proposal is submitted. The Proponent has not provided sufficient proof of ownership of the Company's securities.

3. Pursuant to Rule 14a-8(i)(3), a company may properly exclude a proposal and supporting statement if either would be contrary to the Commission's proxy rules. Rule 14a-9 prohibits the making of false or misleading statements in proxy materials. The Proposal, together with its

supporting materials, contains several false and misleading statements in violation of Rule 14a-9.

The Company acknowledges that the Staff has previously denied a request by Walgreen Co. to exclude a proposal containing a substantially similar proposed resolution from its proxy materials based on Rule 14a-8(i)(3). See *Walgreen Co.* (Oct. 4, 2012). However, we believe that the Proposal, as applied to the Company, contains numerous vague and misleading statements in violation of the proxy rules that were either not applicable to Walgreen Co. or have not been previously raised for the Staff's consideration. In addition, as discussed below, the supporting statement of the Proposal is largely irrelevant to, and fails to clarify key components of, the Proposal, and is thereby materially different from the one submitted to Walgreen Co. The following discussion focuses on arguments that have not been previously raised with the Staff, including due to the fact that the arguments, which are specific to Express Scripts, may have been inapplicable in previous cases. In conjunction with the concerns about this type of proposal previously raised by other companies and briefly mentioned herein, these shortcomings demonstrate that the Proposal violates Rule 14a-9 and may be excluded pursuant to Rule 14a-8(i)(3).

A. The Proposal is not Directed to the Company, but to Express Scripts, Inc., a Company no Longer Subject to Rule 14a-8 under the Exchange Act

Regulation 14A under the Exchange Act applies to the solicitation of proxies with respect to securities registered pursuant to Section 12 of the Exchange Act. The current publicly traded company, Express Scripts Holding Company, was incorporated, under the name Aristotle Holding, Inc. on July 15, 2011, solely for the purpose of facilitating a series of mergers (the "**Mergers**") involving, among other entities, Express Scripts, Inc. and Medco Health Solutions, Inc. ("**Medco**"), two publicly traded companies at the time. Following the consummation of the Mergers on April 2, 2012, Express Scripts, Inc. and Medco became wholly owned subsidiaries of Express Scripts Holding Company, which remained the sole publicly traded company. The shares of Express Scripts, Inc. were converted into shares of Express Scripts Holding Company, and the shares of Medco were converted into shares of Express Scripts Holding Company and the right to receive a cash payment. The issuance of the Express Scripts Holding Company shares was completed pursuant to a registration statement on Form S-4 filed by Express Scripts Holding Company.

In connection with the Mergers, Express Scripts, Inc. filed on May 9, 2012 a Form 15 with the Commission to de-register its securities registered pursuant to Section 12 of the Exchange Act. As a result, Express Scripts, Inc. is no longer subject to Regulation 14A under the Exchange Act.

The Proposal was addressed to Mr. George Paz, Chairman of the Board, Express Scripts, Inc. As of April 2, 2012, all of the outstanding capital stock of Express Scripts, Inc. was held by the Company. Accordingly, the Proponent could not have been an Express Scripts, Inc. shareholder on the date he submitted the Proposal. Further, as a wholly owned subsidiary of the Company, Express Scripts, Inc. has no need to solicit proxies or file a proxy statement in connection with any annual meeting for 2013. The Company believes that the Proposal may be omitted from its 2013 Proxy Statement because the Proponent has submitted the Proposal to a company that is no longer subject to Regulation 14A.

In the Deficiency Notice, the Company requested the Proponent to confirm that he intended to address the Proposal to, and seek inclusion in the proxy statement of, Express Scripts Holding Company. To date, the Proponent has not confirmed that this was his intent. Accordingly, the Proposal continues to be addressed to Express Scripts, Inc., a deficiency that was not remedied by the Proponent despite being explicitly asked to do so. Accordingly, the Company respectfully requests the Staff to confirm that the Proposal may be excluded from the 2013 Proxy Statement.

B. The Proponent Failed to Provide the Information Necessary to Determine Its Eligibility to Submit a Stockholder Proposal in Accordance with Rule 14a-8(b)

The Company may exclude the Proposal under Rule 14a-8(f)(1) because the Proponent failed to provide sufficient information regarding his eligibility to submit the Proposal in accordance with Rule 14a-8(b). Rule 14a-8(b) provides, in part, that "[i]n order to be eligible to submit a proposal, [a stockholder] must have continuously held at least $2,000 in market value, or 1%, of the Company's securities entitled to be voted on the proposal at the meeting for at least one year by the date [the stockholder] submit[s] the proposal." The Staff has stated in Staff Legal Bulletin No. 14 (July 13, 2001) that when a stockholder is not the registered holder of the company's securities, the stockholder "is responsible for proving his or her eligibility to submit a proposal to the company."

The Proponent submitted the Proposal on December 16, 2012 to Express Scripts, Inc. No proof of ownership of the Company's securities was provided at that time. In light of the facts that Express Scripts, Inc. ceased to be a publicly traded company on April 2, 2012, and that Express Scripts Holding Company has only been a publicly traded company since April 2, 2012, the Company requested in the Deficiency Notice that the Proponent provide appropriate proof of ownership for at least one year. The Deficiency Notice contained explicit references to the fact that the Company has only been a publicly traded company since April 2, 2012, and that prior to that date, Express Scripts, Inc. was a publicly traded company. The Deficiency Notice invited the Proponent to provide appropriate proof of ownership in light of those facts.

The Proponent purported to prove his stock ownership in the Company by submitting the Share Ownership Letters. However, such letters only provide evidence of the Proponent's ownership of "Express Scripts" or "ESRX" securities with a CUSIP number of 302182100 since October 1, 2011. Such CUSIP number was assigned to the shares of common stock of Express Scripts, Inc.; accordingly, the Share Ownership Letter only provides evidence of ownership through April 2, 2012. The shares of common stock of Express Scripts Holding Company have been assigned the CUSIP number of 30219G108, and accordingly, the Proponent has not provided any proof of ownership of Express Scripts Holding Company shares and the information contained in the Share Ownership Letters is incorrect and insufficient for the Company to verify compliance with Rule 14a-8(b).

The Staff has consistently concurred that a stockholder proposal may be excluded from a company's proxy materials when the proponent fails to provide satisfactory evidence of eligibility to submit the stockholder proposal in accordance with Rule 14a-8(b). This applies when the proof of ownership references a wrong entity. *See International Business Machines Corp.* (Jan. 22, 2010) (proof of ownership letter statement that the proponent held the required number of "Company" shares not sufficient to prove ownership, where the letter references both IBM, the relevant company, and Mylan, an irrelevant company); *Aluminum Company of America* (Mar. 27, 1987) (proof of ownership letter reference to "Alco. Std. Corp." not sufficient to prove ownership of Alcoa or Aluminum Company of America securities); *Coca-Cola Company* (Feb. 4, 2008) (proof of ownership letter reference to "Great Neck Capital Appreciation Investment Partnership, L.P." not sufficient to prove ownership by the entity submitting the proposal, Great Neck Capital Appreciation LTD Partnership). It has been a long-standing position of the Staff that, if, in connection with a merger, a shareholder receives securities of the surviving company in a registered transaction, then the one-year holding period of such securities for purposes of Rule 14a-8(b) begins as of the date when the securities themselves are issued at the closing of the merger. *See, e.g., ConocoPhillips* (several no-action letters dated March 24, 2003) (involving a similar merger structure as the Mergers); *AT&T Inc.* (Jan. 18, 2007); *Exelon* (March 15, 2001); and *Burlington Northern Santa Fe Corporation* (Dec. 28, 1995). However, we believe that there is no need to consider the applicability of such precedents to the present situation. The Proponent did not provide sufficient proof of ownership relating to Express Scripts Holding Company securities issued in connection with the Mergers. Accordingly, there is no need to address the question whether the Proponent could have tacked the holding period of any such formerly held securities to the holding period of Express Scripts Holding Company shares following the consummation of the Mergers on April 2, 2012.

Since the Proponent, who is not a registered stockholder of Express Scripts Holding Company, failed to provide appropriate documentary evidence of ownership of Express Scripts Holding Company securities in accordance with Rule 14a-8(b), the Proponent has not demonstrated its eligibility to submit a stockholder proposal in accordance with Rule 14a-8. Accordingly, we ask that the Staff concur that the Company may exclude the Proposal from its 2013 Proxy Statement pursuant to Rule 14a-8(b) and that it will not recommend any enforcement action to the Commission if the Company excludes the Proposal for the reasons stated above.

C. The Proposal Contains Vague and Misleading Terms and References

The Staff has indicated that a proposal is misleading, and therefore excludable, if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." *Staff Legal Bulletin No. 14B* (Sep. 15, 2004) ("SLB 14B"). Additionally, the Staff has said that a proposal is impermissibly vague and indefinite, and thus excludable, where it is open to multiple interpretations such that "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." *See Fuqua Industries, Inc.* (Mar. 12, 1991). The Staff has consistently deemed proposals relating to executive compensation to be excludable under Rule 14a-8(i)(3) where core aspects of the proposal are ambiguous, making the proposal so vague or indefinite as to render it misleading. This includes several proposals relating to accelerated vesting of equity awards in connection with change in control. See, e.g., *Staples, Inc.* (Mar. 5, 2012) (exclusion of a substantially similar proposal, where the proposal failed to define key terms, including "vest[ing] on a pro rata basis," "change-in-control," and "termination") and *Devon Energy*

Corporation (Mar. 1, 2012) (proposal failed to clarify how the proposal would apply the "pro rata" vesting requirement to performance based equity awards).

The Proposal is deficient in that it fails to define certain key terms and concepts that are subject to multiple interpretations. Such deficiencies include:

Single Trigger or Double Trigger Vesting

The Proposal does not specify whether its purpose is to prohibit so-called "single trigger" vesting, i.e., accelerated vesting solely due to the occurrence of a change in control, or also "double trigger" vesting, i.e., accelerated vesting upon the occurrence of certain events, such as termination of employment without cause, following a change in control. The Proposal is nearly silent on this crucial issue, and considering that companies have adopted different policies on this issue, Express Scripts stockholders would have no understanding of what precisely they are voting on. This is particularly troublesome in the case of Express Scripts Holding Company, considering that Express Scripts, Inc. and Medco followed different practices and legacy Medco and legacy Express Scripts, Inc. stockholders may thus have a very different understanding of what the Proposal is intended to prohibit. Further, the difference between a "no single trigger" vesting and "no double trigger vesting" policy is likely to be very significant. Accordingly, the Board of Directors and the Compensation Committee would not have any certainty of what is required when they implement the proposal.

The little that the Proposal contains on this topic, relating to potential pro rata vesting, is inconsistent. As a general matter, the proposal suggests that no accelerated vesting may occur in the event of a change in control. This suggests that if accelerated vesting occurs in connection with some other event, such as termination, following the change in control, accelerated vesting could still be permitted. Similarly, the pro rata vesting exception contained in the Proposal should permit pro rata vesting upon such change in control. However, the Proposal then continues to provide that "the Compensation Committee may provide that "any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination." It is completely unclear how this seeming exemption should be interpreted. It may be that the aim of the Proposal itself is to prohibit not only "single trigger" vesting upon the occurrence of a change in control, but also "double trigger" accelerated vesting following change in control. However, neither the proposed resolution nor the supporting statement clarifies this; the proposed resolution simply suggests that there should be no accelerated vesting "in the event of a change in control." The Proposal, which omits such crucial discussion from the supporting statement (containing largely irrelevant statements as discussed below), differs in that regard from other recent proposals reviewed by the Staff, including the proposal received by Walgreen Co.

Treatment of Substitute Awards

The Proposal fails to address whether an equity grant, while not accelerated, may be translated into a new award in the equity of a successor company upon a change in control (through merger or otherwise). While the Proposal would provide the Company's compensation committee with some discretion, such discretion is limited to providing in "an applicable grant or purchase agreement that any unvested award will vest on a partial, pro rata basis . . ." This ambiguity is significant as applied to Express Scripts. In particular, the Express Scripts, Inc. 2011 Long-Term Incentive Plan (the "**2011 LTIP**"), which is the plan from which most equity awards to senior management are currently made, expressly permits the Company's compensation committee to translate any award into equity of a successor company. Section 13(f) of the 2011 LTIP provides: "Appropriate adjustments . . . in the number and type of securities and amount of cash subject to Awards then outstanding . . . automatically shall be made to give effect to adjustments made in the number or type of Shares through a Fundamental Change . . ." Fundamental Change is defined to include, among other things, a sale of substantially all of the assets of the Company or a merger or consolidation of the Company with or into any other corporation."

Accordingly, in implementing the Proposal, the Company's board of directors would have to decide whether to retain Section 13(f) of the 2011 LTIP, or to eliminate or modify it. Some language in the Proposal and the supporting statement might suggest that unvested portions of an award would need to be terminated without any further action, i.e. that unvested portions of an award should be forfeited upon a change in control. Other language in the Proposal and supporting statement would suggest that continuation of the award on similar terms in the equity of a corporate successor appears appropriate and would be consistent with the Proposal's goal to avoid immediate vesting. Thus, neither the stockholders in voting on the Proposal, nor the Board in implementing it, could determine with reasonable certainty exactly what actions or measures it would require with respect to this key term.

"Change in Control" is Inadequately Defined

The term "change in control" is defined in the Proposal inconclusively as any definition used under "any applicable employment agreement, equity incentive plan or other plan." This definition makes a general reference to sources that are outside of the Proposal and as such, shareholders will not know all of the essential elements of the Proposal upon which they are being asked to vote. Furthermore, considering that different documents governing the current equity awards of Express Scripts (including awards originally relating to Medco common stock and converted to awards that relate to Express Scripts common stock) define "change in control" differently, Express Scripts would not be able to determine what actions or measures would be required to properly implement the Proposal. The action ultimately taken by Express Scripts upon implementation could be significantly different from the actions envisioned by the shareholders voting on the proposal.

The Staff has previously permitted exclusion of proposals that define terms by reference to outside sources and therefore fail to disclose to shareholders key definitions that are part of the proposal. In *Bank of America Corporation* (avail. Feb. 2, 2009), the Staff agreed that Bank of America could exclude a proposal that defined "independent director" by reference to the standard set by the Council of Institutional Investors, even when the proposal also provided a brief summary of that standard. Similarly, JPMorgan was able to obtain Staff agreement that it could exclude a proposal that defined the meaning of the phrase "grassroots lobbying communication" by reference to federal regulations defining the term. The staff concurred with JPMorgan that the proposal could be excluded under Rule 14a-8(i)(3) as vague and indefinite, noting JPMorgan's view "that the proposal does not sufficiently explain the meaning of 'grassroots lobbying communications.'" *JPMorgan Chase & Co.* (Mar. 5, 2010). The Staff also concurred in *Wellpoint Inc.* (Feb. 24, 2012, recon. denied March 27, 2012) that a proposal for an independent chairman could be excluded under Rule 14a-8(i)(3) as vague and indefinite because it defined independence solely with reference to NYSE listing standards.

It Is Unclear to Whom the Policy Would Apply

The Proposal fails to define the term "senior executives." While the language of the Proposal provides that "an 'equity award' means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K," it is unclear whether "senior executives" is intended to apply only to "named executive officers" under Item 402 or to a broader undefined group of "senior executives." If the Proposal indeed would cover only the "named executive officers," then it should refer to such group, because otherwise, the stockholders voting on the proposal may think that the group of "senior executives" is actually broader than just five persons.

Other deficiencies

The Proposal contains other vague and indefinite components that have previously been raised by other companies with respect to similar proposals. For example, the Proposal provides no guidance as to how the concept of "partial, pro rata vesting" should be interpreted or applied, which is especially important in connection with performance-based awards, where different interpretations would result in a very different treatment of the award. Even if any of such deficiencies would not be sufficient on its own to enable the Company to exclude the Proposal from the 2013 Proxy Statement, combined with the issues noted above, the Proposal as a whole is so vague and indefinite that its inclusion in the 2013 Proxy Statement would cause the Company to violate proxy rules contained in Rule 14a-9.

D. The Supporting Statement Contains Irrelevant and Misleading Statements Attacking the Company and Its Board Members, Suggesting that the Shareholders are Asked to Vote on Matters other than Accelerated Vesting of Equity Awards.

In SLB 14B, the Staff indicated that modification or exclusion of a proposal may be appropriate where "substantial portions of the supporting statement are irrelevant to a consideration of the subject matter of the proposal, such that there is a strong likelihood that a reasonable shareholder would be uncertain as to the matter on which she is being asked to vote." See also *FreeportMcMoRan Copper & Gold Inc.* (Feb. 22, 1999) (permitting exclusion of a proposal unless revised to delete discussion of a news article regarding alleged conduct by the company's chairman and directors that was irrelevant to the proposal's subject matter, the annual election of directors).

The resolution of the Proposal is concerned with vesting of equity awards. The Proponent includes a short paragraph in the supporting statement, noting that "[t]he link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule." While the Company acknowledges the Staff's preference for the Company to address the lack of merits of such statements in a statement in opposition, after this short sentence, the Proponent uses the remainder of his 500 words to advance arguments which have little or no bearing on the object of the Proposal itself – suggesting that the Proponent is advocating against election of certain directors, not for adoption of an equity award vesting policy.

For example, the supporting statement includes the following statements:

- "The proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

  GMI/The Corporate Library, and independent investment research firm, rated our company "High Concern" regarding our Executive Pay – a whopping $51 million for George Paz."

  This statement is objectively false. The suggestion that the Company's Chief Executive Officer, George Paz, received $51 million in compensation is objectively wrong and misleading. As reported in the Summary Compensation Table of the Company's proxy statement for the 2012 annual meeting, Mr. Paz received, in 2011, compensation, as calculated pursuant to the SEC rules, $8.5 million, or approximately six times less than the suggested amount. In the Deficiency Notice, the Company requested that the Proponent provide support to the statement regarding compensation of Mr. Paz, considering that the GM/The Corporate Library report is not generally available. The Proponent failed to provide such support.

- "Long-term incentive pay for our highest paid executives consisted of performance shares and time-based equity in the form of market-priced stock options and restricted stock units. Any equity pay should have job performance requirements to align with shareholder interests. Moreover, performance shares covered a three-year performance period and paid off for underperforming industry peers. This was not sufficiently long-term and underperforming industry peers should not result in a bonus."

  The Proponent makes no connection between the types of equity awards granted and accelerated vesting upon change in control.

- "Samuel Skinner, 74 was on 5 boards (overextension concern). Mr. Skinner also received our highest negative votes."

  There is no relationship between the Proposal and Mr. Skinner, who does not even serve on the Compensation Committee.

- "Three directors were age 74 to 82."

  This statement is objectively false – none of the directors of the Company was over 74 at the time of the filing of the most recent proxy statement of the Company in April 2012 (Mr. Skinner turned 74 in 2012). Moreover, the age of the directors has no bearing on accelerated vesting of equity awards.

The various irrelevant and misleading statements in the Proposal indicate that the Proponent is using the Proposal to launch attacks on the members of the Board generally. In addition, the misleading references to the compensation of Mr. Paz call into question what the Proposal is intended to accomplish and serves only to further confuse Express Scripts' stockholders regarding what they are being asked to approve.

The Staff has permitted exclusion under Rule 14a-8(i)(3) of proposals or supporting statements where the supporting statement is irrelevant to the action sought by the proposal. *See, e.g., Bob Evans Farms, Inc.* (Jun. 26, 2006) (permitting exclusion of portion of supporting statement where it "fail[ed] to discuss the merits" of the proposal and did not aid stockholders in deciding how to cast their votes); *Burlington Northern Santa Fe Corp.* (Jan. 31, 2001) (permitting exclusion of supporting statement involving racial and environmental policies as irrelevant to a proposal seeking stockholder approval of poison pills); and *Boise Cascade Corp.* (Jan. 23, 2001) (permitting exclusion of supporting statements regarding the director election process, environmental and social issues and other topics unrelated to a proposal calling for the separation of the CEO and chairman).

As in the examples referenced above, the supporting statement contains detailed and complex references to matters that are entirely unrelated to the subject matter of the Proposal. The Proposal relates to accelerated vesting of equity awards in the event of a change in control, but most of the supporting statement is devoted to reasons not to vote for the re-election of Directors. In addition to the inaccuracies discussed above, the statements are misleading because they are so unrelated to the focus of the Proposal that it is likely to confuse shareholders as to what they are being asked to approve, and the Proposal should therefore be properly excluded under Rule 14a-8(i)(3).

E. Revision is Only Appropriate in Limited Circumstances

While the Staff occasionally permits shareholders to make minor revisions to proposals for the purpose of eliminating false and misleading statements, revision is only appropriate for "proposals that comply generally with the substantive requirements of Rule 14a-8, but contain some minor defects that could be corrected easily." *See SLB 14B*. As the Staff noted in SLB 14B, "[o]ur intent to limit this practice to minor defects was evidenced by our statement in SLB No. 14 that we may find it appropriate for companies to exclude the entire proposal, supporting statement, or both as materially false and misleading if a proposal or supporting statement or both would require detailed and extensive editing to bring it into compliance with the proxy rules." Due to the number of misleading, vague, and indefinite portions of the Proposal and its supporting statement, the Proposal would require such extensive editing to bring it into compliance with the Commission's proxy rules that the entire Proposal warrants exclusion under Rule 14a-8(a)(i)(3). The Staff reached the same conclusion in, for example, *Staples, Inc.* (Mar. 5, 2012), involving a proposal similar to the current Proposal, where the Staff disregarded the proponent's request that it be allowed to revise the proposal.

III. Conclusion

For the foregoing reasons, the Company respectfully requests that the Staff confirm that it would not recommend enforcement action if the Company omits the Proposal from its 2013 Proxy Statement.

If you have any questions or require any additional information, please do not hesitate to call me at 314-259-2037 or R. Randall Wang at 314-259-2149. If the Staff is unable to agree with our conclusions without additional information or discussions, we respectfully request the opportunity to confer with members of the Staff prior to issuance of any written response to this letter.

Sincerely,



Taavi Annus

Enclosures

cc: Mr. John Chevedden
Keith J. Ebling, Esq. (Express Scripts Holding Company)

Exhibit A

Proposal

See attached

JOHN CHEVEDDEN

*** FISMA & OMB Memorandum M-07-16 ***

Mr. George Paz
Chairman of the Board
Express Scripts, Inc. (ESRX)
One Express Way
Saint Louis MO 63121
PH: 314 996-0900

Dear Mr. Paz,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to FISMA & OMB Memorandum M-07-16 ***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to FISMA & OMB Memorandum M-07-16 ***

Sincerely,





John Chevedden Date

*** FISMA & OMB Memorandum M-07-16 ***

cc: Keith J. Ebling <kebling@express-scripts.com>
Corporate Secretary
Martin Akins <MAkins@express-scripts.com>
Associate General Counsel
PH: (314) 692-1983
Susan Barber <SBarber@express-scripts.com>
Corporate Legal Assistant
PH: 314-692-1984
Fax: 314-291-3669

[ESRX: Rule 14a-8 Proposal, December 16, 2012]

Proposal 4* – Limit Accelerated Executive Pay

Resolved: The shareholders ask the board of directors to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any senior executive, provided, however, that our board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the senior executive's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses executive compensation. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted.

The vesting of equity pay over a period of time is intended to promote long-term improvements in performance. The link between executive pay and long-term performance can be severed if such pay is made on an accelerated schedule.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, rated our company " "High Concern" regarding our Executive Pay – a whopping $51 million for George Paz.

Long-term incentive pay for our highest paid executives consisted of performance shares and time-based equity in the form of market-priced stock options and restricted stock units. Any equity pay should have job performance requirements to align with shareholder interests. Moreover, performance shares covered a three-year performance period and paid off for underperforming industry peers. This was not sufficiently long-term and underperforming industry peers should not result in a bonus. Mr. Paz was also potentially entitled to $41 million under a change in control.

Three directors were age 74 to 82. Five directors had 11 to 20 years long-tenure. Long-tenured directors controlled 100% of our nomination committee and 60% of our executive pay committee. Director independence erodes after 10-years. GMI said long-tenure could hinder director ability to provide effective oversight. A more independent perspective would be a priceless asset for our board of directors. Samuel Skinner, 74 was on 5 boards (overextension concern). Mr. Skinner also received our highest negative votes.

Please vote to protect shareholder value:

Limit Accelerated Executive Pay – Proposal 4*

Notes:
John Chevedden, *** FISMA & OMB Memorandum M-07-16 *** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(I)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email *** FISMA & OMB Memorandum M-07-16 ***

<u>Exhibit B</u>

Correspondence Regarding Proposal

See attached.



EXPRESS SCRIPTS®

December 20, 2012

VIA E-MAIL *** FISMA & OMB Memorandum M-07-16 *** AND COURIER

Mr. John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

We acknowledge receipt on December 16, 2012 of your letter sent by e-mail and dated December 16, 2012 and accompanying shareholder proposal relating to the vesting of executive pay upon a change in control (the "Proposal"). You addressed the letter to Express Scripts, Inc.

As you may know, following the mergers involving Express Scripts, Inc. and Medco Health Solutions, Inc. that were consummated on April 2, 2012 (the "Mergers"), Express Scripts, Inc. is no longer a publicly traded company and, instead, is a wholly-owned subsidiary of Express Scripts Holding Company. We ask you to confirm that you intended to address the Proposal to, and seek inclusion in the proxy statement of, Express Scripts Holding Company ("Express Scripts").

Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that in order to be eligible to submit a proposal a shareholder "must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year" by the date on which the proposal is submitted. If Rule 14a-8(b)'s eligibility requirements are not met, we may, pursuant to Rule 14a-8(f), exclude the proposal from our proxy statement.

We believe that you are not a record holder of Express Scripts stock. You have also not provided any evidence that you satisfy the share ownership requirement. While we do not acknowledge that you can satisfy the Rule 14a-8 eligibility requirements in light of the timing of the Mergers (which took place less than one year ago), we are asking you to provide proof of eligibility if you believe you can satisfy the requirements of Rule 14a-8. Under Rule 14a-8(b), proof can be provided in one of two ways: (i) submitting to Express Scripts a written statement from the "record" holder of Express Scripts common stock (usually a broker or bank) verifying that you have continuously for one year held the requisite number of shares of Express Scripts Holding Company common stock as of December 16, 2012 or (ii) submitting to Express Scripts a copy of a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 filed by you with the Securities and Exchange Commission that demonstrates your ownership of the requisite number of shares as of or before December 16, 2012, in each case along with a written statement that (i) you have

IMANAGE\200809.1-P074596

owned such shares for the one year period prior to and including the date of the statement and (ii) you intend to continue ownership of the shares through the date of the annual meeting. Our request for proof of eligibility under Rule 14a-8 is not an acknowledgement that, in light of the Mergers, you will be able to satisfy the eligibility requirements.

In light of recent guidance issued by the Staff of the Securities and Exchange Commission, if you intend to verify ownership by a letter from a broker or bank through which you hold your shares, that broker or bank must either be (i) a registered holder of common stock of Express Scripts as reflected in our records or (ii) a participant in the Depository Trust Company ("DTC") or an "affiliate" of such participant. See Staff Legal Bulletins Nos. 14F and 14G. You may obtain a copy of DTC's participant list online at www.dtcc.com.

In addition to the foregoing deficiencies relating to your eligibility to submit shareholder proposals under Rule 14a-8 to Express Scripts Holding Company, we ask you to clarify one particular statement in the Proposal. Namely, we are unable to confirm from the "GMI/Corporate Library" that Express Scripts was rated "High Concern" regarding executive pay, or that Chairman of the Board of Express Scripts Mr. George Paz's executive pay was $51 million, as alleged in the Proposal. We ask that you provide support for these statements, including by providing the cited report.

Unless we receive further evidence that you have satisfied the eligibility requirements of Rule 14a-8, we intend to exclude the Proposal from the proxy statement. Please note that if you intend to submit any such evidence, it must be postmarked, or transmitted electronically, no later than 14 days from the date you receive this letter.

Attached is a copy of Rule 14a-8 on shareholder proposals and Staff Legal Bulletin Nos. 14F and 14G. We thank you for your interest in Express Scripts and please contact us if you have any further questions.

Best regards,



Martin Akins
Vice President and Deputy General Counsel

Attachments

IMANAGE\200809.1-P074596

Rule 14a-8 – Shareholder Proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) Question 1: What is a proposal?

A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) Question 2: Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible?

(1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d-101), Schedule 13G (§240.13d-102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) Question 3: How many proposals may I submit?

Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) Question 4: How long can my proposal be?

The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) Question 5: What is the deadline for submitting a proposal?

(1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10-Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d-1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a

reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) Question 6: What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section?

(1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a-8 and provide you with a copy under Question 10 below, §240.14a-8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) Question 7: Who has the burden of persuading the Commission or its staff that my proposal can be excluded?

Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) Question 8: Must I appear personally at the shareholders' meeting to present the proposal?

(1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) Question 9: If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal?

(1) *Improper under state law:* If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections*: If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S-K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a-21(b) of this chapter a single year (i.e., one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a-21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) Question 10: What procedures must the company follow if it intends to exclude my proposal?

(1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) Question 11: May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) Question 12: If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) Question 13: What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a-9,

you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a-6.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14F (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 18, 2011

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- Brokers and banks that constitute "record" holders under Rule 14a-8 (b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- Common errors shareholders can avoid when submitting proof of ownership to companies;
- The submission of revised proposals;
- Procedures for withdrawing no-action requests regarding proposals submitted by multiple proponents; and
- The Division's new process for transmitting Rule 14a-8 no-action responses by email.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D and SLB No. 14E.

B. The types of brokers and banks that constitute "record" holders

under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Eligibility to submit a proposal under Rule 14a-8

To be eligible to submit a shareholder proposal, a shareholder must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. The shareholder must also continue to hold the required amount of securities through the date of the meeting and must provide the company with a written statement of intent to do so.[1]

The steps that a shareholder must take to verify his or her eligibility to submit a proposal depend on how the shareholder owns the securities. There are two types of security holders in the U.S.: registered owners and beneficial owners.[2] Registered owners have a direct relationship with the issuer because their ownership of shares is listed on the records maintained by the issuer or its transfer agent. If a shareholder is a registered owner, the company can independently confirm that the shareholder's holdings satisfy Rule 14a-8(b)'s eligibility requirement.

The vast majority of investors in shares issued by U.S. companies, however, are beneficial owners, which means that they hold their securities in book-entry form through a securities intermediary, such as a broker or a bank. Beneficial owners are sometimes referred to as "street name" holders. Rule 14a-8(b)(2)(i) provides that a beneficial owner can provide proof of ownership to support his or her eligibility to submit a proposal by submitting a written statement "from the 'record' holder of [the] securities (usually a broker or bank)," verifying that, at the time the proposal was submitted, the shareholder held the required amount of securities continuously for at least one year.[3]

2. The role of the Depository Trust Company

Most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency acting as a securities depository. Such brokers and banks are often referred to as "participants" in DTC.[4] The names of these DTC participants, however, do not appear as the registered owners of the securities deposited with DTC on the list of shareholders maintained by the company or, more typically, by its transfer agent. Rather, DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants. A company can request from DTC a "securities position listing" as of a specified date, which identifies the DTC participants having a position in the company's securities and the number of securities held by each DTC participant on that date.[5]

3. Brokers and banks that constitute "record" holders under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

In *The Hain Celestial Group, Inc.* (Oct. 1, 2008), we took the position that an introducing broker could be considered a "record" holder for purposes of Rule 14a-8(b)(2)(i). An introducing broker is a broker that engages in sales and other activities involving customer contact, such as opening customer accounts and accepting customer orders, but is not permitted to maintain custody of customer funds and securities.[6] Instead, an introducing broker engages another broker, known as a "clearing broker," to hold custody of client funds and securities, to clear and execute customer trades, and to handle other functions such as issuing confirmations of customer trades and customer account statements. Clearing brokers generally are DTC participants; introducing brokers generally are not. As introducing brokers generally are not DTC participants, and therefore typically do not appear on DTC's securities position listing, *Hain Celestial* has required companies to accept proof of ownership letters from brokers in cases where, unlike the positions of registered owners and brokers and banks that are DTC participants, the company is unable to verify the positions against its own or its transfer agent's records or against DTC's securities position listing.

In light of questions we have received following two recent court cases relating to proof of ownership under Rule 14a-8[7] and in light of the Commission's discussion of registered and beneficial owners in the Proxy Mechanics Concept Release, we have reconsidered our views as to what types of brokers and banks should be considered "record" holders under Rule 14a-8(b)(2)(i). Because of the transparency of DTC participants' positions in a company's securities, we will take the view going forward that, for Rule 14a-8(b)(2)(i) purposes, only DTC participants should be viewed as "record" holders of securities that are deposited at DTC. As a result, we will no longer follow *Hain Celestial*.

We believe that taking this approach as to who constitutes a "record" holder for purposes of Rule 14a-8(b)(2)(i) will provide greater certainty to beneficial owners and companies. We also note that this approach is consistent with Exchange Act Rule 12g5-1 and a 1988 staff no-action letter addressing that rule,[8] under which brokers and banks that are DTC participants are considered to be the record holders of securities on deposit with DTC when calculating the number of record holders for purposes of Sections 12(g) and 15(d) of the Exchange Act.

Companies have occasionally expressed the view that, because DTC's nominee, Cede & Co., appears on the shareholder list as the sole registered owner of securities deposited with DTC by the DTC participants, only DTC or Cede & Co. should be viewed as the "record" holder of the securities held on deposit at DTC for purposes of Rule 14a-8(b)(2)(i). We have never interpreted the rule to require a shareholder to obtain a proof of ownership letter from DTC or Cede & Co., and nothing in this guidance should be construed as changing that view.

How can a shareholder determine whether his or her broker or bank is a DTC participant?

Shareholders and companies can confirm whether a particular broker or bank is a DTC participant by checking DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf.

What if a shareholder's broker or bank is not on DTC's participant list?

The shareholder will need to obtain proof of ownership from the DTC participant through which the securities are held. The shareholder should be able to find out who this DTC participant is by asking the shareholder's broker or bank.[9]

If the DTC participant knows the shareholder's broker or bank's holdings, but does not know the shareholder's holdings, a shareholder could satisfy Rule 14a-8(b)(2)(i) by obtaining and submitting two proof of ownership statements verifying that, at the time the proposal was submitted, the required amount of securities were continuously held for at least one year – one from the shareholder's broker or bank confirming the shareholder's ownership, and the other from the DTC participant confirming the broker or bank's ownership.

How will the staff process no-action requests that argue for exclusion on the basis that the shareholder's proof of ownership is not from a DTC participant?

The staff will grant no-action relief to a company on the basis that the shareholder's proof of ownership is not from a DTC participant only if the company's notice of defect describes the required proof of ownership in a manner that is consistent with the guidance contained in this bulletin. Under Rule 14a-8(f)(1), the shareholder will have an opportunity to obtain the requisite proof of ownership after receiving the notice of defect.

C. Common errors shareholders can avoid when submitting proof of ownership to companies

In this section, we describe two common errors shareholders make when submitting proof of ownership for purposes of Rule 14a-8(b)(2), and we provide guidance on how to avoid these errors.

First, Rule 14a-8(b) requires a shareholder to provide proof of ownership that he or she has "continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal" (emphasis added).[10] We note that many proof of ownership letters do not satisfy this requirement because they do not verify the shareholder's beneficial ownership for the entire one-year period preceding and including the date the proposal is submitted. In some cases, the letter speaks as of a date *before* the date the proposal is submitted, thereby leaving a gap between the date of the verification and the date the proposal is submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the shareholder's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Second, many letters fail to confirm continuous ownership of the securities. This can occur when a broker or bank submits a letter that confirms the shareholder's beneficial ownership only as of a specified date but omits any reference to continuous ownership for a one-year period.

We recognize that the requirements of Rule 14a-8(b) are highly prescriptive and can cause inconvenience for shareholders when submitting proposals. Although our administration of Rule 14a-8(b) is constrained by the terms of the rule, we believe that shareholders can avoid the two errors highlighted above by arranging to have their broker or bank provide the required verification of ownership as of the date they plan to submit the proposal using the following format:

"As of [date the proposal is submitted], [name of shareholder] held, and has held continuously for at least one year, [number of securities] shares of [company name] [class of securities]."[11]

As discussed above, a shareholder may also need to provide a separate written statement from the DTC participant through which the shareholder's securities are held if the shareholder's broker or bank is not a DTC participant.

D. The submission of revised proposals

On occasion, a shareholder will revise a proposal after submitting it to a company. This section addresses questions we have received regarding revisions to a proposal or supporting statement.

1. A shareholder submits a timely proposal. The shareholder then submits a revised proposal before the company's deadline for receiving proposals. Must the company accept the revisions?

Yes. In this situation, we believe the revised proposal serves as a replacement of the initial proposal. By submitting a revised proposal, the shareholder has effectively withdrawn the initial proposal. Therefore, the shareholder is not in violation of the one-proposal limitation in Rule 14a-8 (c).[12] If the company intends to submit a no-action request, it must do so with respect to the revised proposal.

We recognize that in Question and Answer E.2 of SLB No. 14, we indicated that if a shareholder makes revisions to a proposal before the company submits its no-action request, the company can choose whether to accept the revisions. However, this guidance has led some companies to believe that, in cases where shareholders attempt to make changes to an initial proposal, the company is free to ignore such revisions even if the revised proposal is submitted before the company's deadline for receiving shareholder proposals. We are revising our guidance on this issue to make clear that a company may not ignore a revised proposal in this situation.[13]

2. A shareholder submits a timely proposal. After the deadline for receiving proposals, the shareholder submits a revised proposal. Must the company accept the revisions?

No. If a shareholder submits revisions to a proposal after the deadline for receiving proposals under Rule 14a-8(e), the company is not required to accept the revisions. However, if the company does not accept the revisions, it must treat the revised proposal as a second proposal and submit a notice stating its intention to exclude the revised proposal, as required by Rule 14a-8(j). The company's notice may cite Rule 14a-8(e) as the reason for excluding the revised proposal. If the company does not accept the revisions and intends to exclude the initial proposal, it would also need to submit its reasons for excluding the initial proposal.

3. If a shareholder submits a revised proposal, as of which date must the shareholder prove his or her share ownership?

A shareholder must prove ownership as of the date the original proposal is submitted. When the Commission has discussed revisions to proposals,[14] it has not suggested that a revision triggers a requirement to provide proof of ownership a second time. As outlined in Rule 14a-8(b), proving ownership includes providing a written statement that the shareholder intends to continue to hold the securities through the date of the shareholder meeting.

Rule 14a-8(f)(2) provides that if the shareholder "fails in [his or her] promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of [the same shareholder's] proposals from its proxy materials for any meeting held in the following two calendar years." With these provisions in mind, we do not interpret Rule 14a-8 as requiring additional proof of ownership when a shareholder submits a revised proposal.[15]

E. Procedures for withdrawing no-action requests for proposals submitted by multiple proponents

We have previously addressed the requirements for withdrawing a Rule 14a-8 no-action request in SLB Nos. 14 and 14C. SLB No. 14 notes that a company should include with a withdrawal letter documentation demonstrating that a shareholder has withdrawn the proposal. In cases where a proposal submitted by multiple shareholders is withdrawn, SLB No. 14C states that, if each shareholder has designated a lead individual to act on its behalf and the company is able to demonstrate that the individual is authorized to act on behalf of all of the proponents, the company need only provide a letter from that lead individual indicating that the lead individual is withdrawing the proposal on behalf of all of the proponents.

Because there is no relief granted by the staff in cases where a no-action request is withdrawn following the withdrawal of the related proposal, we recognize that the threshold for withdrawing a no-action request need not be overly burdensome. Going forward, we will process a withdrawal request if the company provides a letter from the lead filer that includes a representation that the lead filer is authorized to withdraw the proposal on behalf of each proponent identified in the company's no-action request.[16]

F. Use of email to transmit our Rule 14a-8 no-action responses to companies and proponents

To date, the Division has transmitted copies of our Rule 14a-8 no-action responses, including copies of the correspondence we have received in connection with such requests, by U.S. mail to companies and proponents. We also post our response and the related correspondence to the Commission's website shortly after issuance of our response.

In order to accelerate delivery of staff responses to companies and proponents, and to reduce our copying and postage costs, going forward, we intend to transmit our Rule 14a-8 no-action responses by email to companies and proponents. We therefore encourage both companies and proponents to include email contact information in any correspondence to each other and to us. We will use U.S. mail to transmit our no-action response to any company or proponent for which we do not have email contact information.

Given the availability of our responses and the related correspondence on the Commission's website and the requirement under Rule 14a-8 for companies and proponents to copy each other on correspondence submitted to the Commission, we believe it is unnecessary to transmit copies of the related correspondence along with our no-action response. Therefore, we intend to transmit only our staff response and not the correspondence we receive from the parties. We will continue to post to the Commission's website copies of this correspondence at the same time that we post our staff no-action response.

---

[1] *See* Rule 14a-8(b).

[2] For an explanation of the types of share ownership in the U.S., see Concept Release on U.S. Proxy System, Release No. 34-62495 (July 14, 2010) [75 FR 42982] ("Proxy Mechanics Concept Release"), at Section II.A. The term "beneficial owner" does not have a uniform meaning under the federal securities laws. It has a different meaning in this bulletin as compared to "beneficial owner" and "beneficial ownership" in Sections 13 and 16 of the Exchange Act. Our use of the term in this bulletin is not intended to suggest that registered owners are not beneficial owners for purposes of those Exchange Act provisions. *See* Proposed Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, Release No. 34-12598 (July 7, 1976) [41 FR 29982], at n.2 ("The term 'beneficial owner' when used in the context of the proxy rules, and in light of the purposes of those rules, may be interpreted to have a broader meaning than it would for certain other purpose[s] under the federal securities laws, such as reporting pursuant to the Williams Act.").

[3] If a shareholder has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5 reflecting ownership of the required amount of shares, the shareholder may instead prove ownership by submitting a copy of such filings and providing the additional information that is described in Rule 14a-8(b)(2)(ii).

[4] DTC holds the deposited securities in "fungible bulk," meaning that there are no specifically identifiable shares directly owned by the DTC participants. Rather, each DTC participant holds a pro rata interest or position in the aggregate number of shares of a particular issuer held at DTC. Correspondingly, each customer of a DTC participant – such as an individual investor – owns a pro rata interest in the shares in which the DTC participant has a pro rata interest. *See* Proxy Mechanics Concept Release, at Section II.B.2.a.

[5] *See* Exchange Act Rule 17Ad-8.

[6] *See* Net Capital Rule, Release No. 34-31511 (Nov. 24, 1992) [57 FR 56973] ("Net Capital Rule Release"), at Section II.C.

[7] *See KBR Inc. v. Chevedden*, Civil Action No. H-11-0196, 2011 U.S. Dist. LEXIS 36431, 2011 WL 1463611 (S.D. Tex. Apr. 4, 2011); *Apache Corp. v. Chevedden,* 696 F. Supp. 2d 723 (S.D. Tex. 2010). In both cases, the court concluded that a securities intermediary was not a record holder for purposes of Rule 14a-8(b) because it did not appear on a list of the company's non-objecting beneficial owners or on any DTC securities position listing, nor was the intermediary a DTC participant.

[8] *Techne Corp.* (Sept. 20, 1988).

[9] In addition, if the shareholder's broker is an introducing broker, the shareholder's account statements should include the clearing broker's identity and telephone number. *See* Net Capital Rule Release, at Section II.C.(iii). The clearing broker will generally be a DTC participant.

[10] For purposes of Rule 14a-8(b), the submission date of a proposal will generally precede the company's receipt date of the proposal, absent the use of electronic or other means of same-day delivery.

[11] This format is acceptable for purposes of Rule 14a-8(b), but it is not mandatory or exclusive.

[12] As such, it is not appropriate for a company to send a notice of defect for multiple proposals under Rule 14a-8(c) upon receiving a revised proposal.

[13] This position will apply to all proposals submitted after an initial proposal but before the company's deadline for receiving proposals, regardless of whether they are explicitly labeled as "revisions" to an initial proposal, unless the shareholder affirmatively indicates an intent to submit a second, *additional* proposal for inclusion in the company's proxy materials. In that case, the company must send the shareholder a notice of defect pursuant to Rule 14a-8(f)(1) if it intends to exclude either proposal from its proxy materials in reliance on Rule 14a-8(c). In light of this guidance, with respect to proposals or revisions received before a company's deadline for submission, we will no longer follow *Layne Christensen Co.* (Mar. 21, 2011) and other prior staff no-action letters in which we took the view that a proposal would violate the Rule 14a-8(c) one-proposal limitation if such proposal is submitted to a company after the company has either submitted a Rule 14a-8 no-action request to exclude an earlier proposal submitted by the same proponent or notified the proponent that the earlier proposal was excludable under the rule.

[14] *See, e.g.*, Adoption of Amendments Relating to Proposals by Security Holders, Release No. 34-12999 (Nov. 22, 1976) [41 FR 52994].

[15] Because the relevant date for proving ownership under Rule 14a-8(b) is the date the proposal is submitted, a proponent who does not adequately prove ownership in connection with a proposal is not permitted to submit another proposal for the same meeting on a later date.

[16] Nothing in this staff position has any effect on the status of any shareholder proposal that is not withdrawn by the proponent or its authorized representative.



U.S. Securities and Exchange Commission

Division of Corporation Finance
Securities and Exchange Commission

Shareholder Proposals

Staff Legal Bulletin No. 14G (CF)

Action: Publication of CF Staff Legal Bulletin

Date: October 16, 2012

Summary: This staff legal bulletin provides information for companies and shareholders regarding Rule 14a-8 under the Securities Exchange Act of 1934.

Supplementary Information: The statements in this bulletin represent the views of the Division of Corporation Finance (the "Division"). This bulletin is not a rule, regulation or statement of the Securities and Exchange Commission (the "Commission"). Further, the Commission has neither approved nor disapproved its content.

Contacts: For further information, please contact the Division's Office of Chief Counsel by calling (202) 551-3500 or by submitting a web-based request form at https://tts.sec.gov/cgi-bin/corp_fin_interpretive.

A. The purpose of this bulletin

This bulletin is part of a continuing effort by the Division to provide guidance on important issues arising under Exchange Act Rule 14a-8. Specifically, this bulletin contains information regarding:

- the parties that can provide proof of ownership under Rule 14a-8(b)(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8;
- the manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1); and
- the use of website references in proposals and supporting statements.

You can find additional guidance regarding Rule 14a-8 in the following bulletins that are available on the Commission's website: SLB No. 14, SLB No. 14A, SLB No. 14B, SLB No. 14C, SLB No. 14D, SLB No. 14E and SLB No. 14F.

B. Parties that can provide proof of ownership under Rule 14a-8(b)

(2)(i) for purposes of verifying whether a beneficial owner is eligible to submit a proposal under Rule 14a-8

1. Sufficiency of proof of ownership letters provided by affiliates of DTC participants for purposes of Rule 14a-8(b)(2)(i)

To be eligible to submit a proposal under Rule 14a-8, a shareholder must, among other things, provide documentation evidencing that the shareholder has continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the shareholder meeting for at least one year as of the date the shareholder submits the proposal. If the shareholder is a beneficial owner of the securities, which means that the securities are held in book-entry form through a securities intermediary, Rule 14a-8(b)(2)(i) provides that this documentation can be in the form of a "written statement from the 'record' holder of your securities (usually a broker or bank)...."

In SLB No. 14F, the Division described its view that only securities intermediaries that are participants in the Depository Trust Company ("DTC") should be viewed as "record" holders of securities that are deposited at DTC for purposes of Rule 14a-8(b)(2)(i). Therefore, a beneficial owner must obtain a proof of ownership letter from the DTC participant through which its securities are held at DTC in order to satisfy the proof of ownership requirements in Rule 14a-8.

During the most recent proxy season, some companies questioned the sufficiency of proof of ownership letters from entities that were not themselves DTC participants, but were affiliates of DTC participants.[1] By virtue of the affiliate relationship, we believe that a securities intermediary holding shares through its affiliated DTC participant should be in a position to verify its customers' ownership of securities. Accordingly, we are of the view that, for purposes of Rule 14a-8(b)(2)(i), a proof of ownership letter from an affiliate of a DTC participant satisfies the requirement to provide a proof of ownership letter from a DTC participant.

2. Adequacy of proof of ownership letters from securities intermediaries that are not brokers or banks

We understand that there are circumstances in which securities intermediaries that are not brokers or banks maintain securities accounts in the ordinary course of their business. A shareholder who holds securities through a securities intermediary that is not a broker or bank can satisfy Rule 14a-8's documentation requirement by submitting a proof of ownership letter from that securities intermediary.[2] If the securities intermediary is not a DTC participant or an affiliate of a DTC participant, then the shareholder will also need to obtain a proof of ownership letter from the DTC participant or an affiliate of a DTC participant that can verify the holdings of the securities intermediary.

C. Manner in which companies should notify proponents of a failure to provide proof of ownership for the one-year period required under Rule 14a-8(b)(1)

As discussed in Section C of SLB No. 14F, a common error in proof of ownership letters is that they do not verify a proponent's beneficial ownership for the entire one-year period preceding and including the date the proposal was submitted, as required by Rule 14a-8(b)(1). In some cases, the letter speaks as of a date *before* the date the proposal was submitted, thereby leaving a gap between the date of verification and the date the proposal was submitted. In other cases, the letter speaks as of a date *after* the date the proposal was submitted but covers a period of only one year, thus failing to verify the proponent's beneficial ownership over the required full one-year period preceding the date of the proposal's submission.

Under Rule 14a-8(f), if a proponent fails to follow one of the eligibility or procedural requirements of the rule, a company may exclude the proposal only if it notifies the proponent of the defect and the proponent fails to correct it. In SLB No. 14 and SLB No. 14B, we explained that companies should provide adequate detail about what a proponent must do to remedy all eligibility or procedural defects.

We are concerned that companies' notices of defect are not adequately describing the defects or explaining what a proponent must do to remedy defects in proof of ownership letters. For example, some companies' notices of defect make no mention of the gap in the period of ownership covered by the proponent's proof of ownership letter or other specific deficiencies that the company has identified. We do not believe that such notices of defect serve the purpose of Rule 14a-8(f).

Accordingly, going forward, we will not concur in the exclusion of a proposal under Rules 14a-8(b) and 14a-8(f) on the basis that a proponent's proof of ownership does not cover the one-year period preceding and including the date the proposal is submitted unless the company provides a notice of defect that identifies the specific date on which the proposal was submitted and explains that the proponent must obtain a new proof of ownership letter verifying continuous ownership of the requisite amount of securities for the one-year period preceding and including such date to cure the defect. We view the proposal's date of submission as the date the proposal is postmarked or transmitted electronically. Identifying in the notice of defect the specific date on which the proposal was submitted will help a proponent better understand how to remedy the defects described above and will be particularly helpful in those instances in which it may be difficult for a proponent to determine the date of submission, such as when the proposal is not postmarked on the same day it is placed in the mail. In addition, companies should include copies of the postmark or evidence of electronic transmission with their no-action requests.

D. Use of website addresses in proposals and supporting statements

Recently, a number of proponents have included in their proposals or in their supporting statements the addresses to websites that provide more information about their proposals. In some cases, companies have sought to exclude either the website address or the entire proposal due to the reference to the website address.

In SLB No. 14, we explained that a reference to a website address in a proposal does not raise the concerns addressed by the 500-word limitation in Rule 14a-8(d). We continue to be of this view and, accordingly, we will continue to count a website address as one word for purposes of Rule 14a-8 (d). To the extent that the company seeks the exclusion of a website reference in a proposal, but not the proposal itself, we will continue to follow the guidance stated in SLB No. 14, which provides that references to website addresses in proposals or supporting statements could be subject to exclusion under Rule 14a-8(i)(3) if the information contained on the website is materially false or misleading, irrelevant to the subject matter of the proposal or otherwise in contravention of the proxy rules, including Rule 14a-9.[3]

In light of the growing interest in including references to website addresses in proposals and supporting statements, we are providing additional guidance on the appropriate use of website addresses in proposals and supporting statements.[4]

1. References to website addresses in a proposal or supporting statement and Rule 14a-8(i)(3)

References to websites in a proposal or supporting statement may raise concerns under Rule 14a-8(i)(3). In SLB No. 14B, we stated that the exclusion of a proposal under Rule 14a-8(i)(3) as vague and indefinite may be appropriate if neither the shareholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires. In evaluating whether a proposal may be excluded on this basis, we consider only the information contained in the proposal and supporting statement and determine whether, based on that information, shareholders and the company can determine what actions the proposal seeks.

If a proposal or supporting statement refers to a website that provides information necessary for shareholders and the company to understand with reasonable certainty exactly what actions or measures the proposal requires, and such information is not also contained in the proposal or in the supporting statement, then we believe the proposal would raise concerns under Rule 14a-9 and would be subject to exclusion under Rule 14a-8(i)(3) as vague and indefinite. By contrast, if shareholders and the company can understand with reasonable certainty exactly what actions or measures the proposal requires without reviewing the information provided on the website, then we believe that the proposal would not be subject to exclusion under Rule 14a-8(i)(3) on the basis of the reference to the website address. In this case, the information on the website only supplements the information contained in the proposal and in the supporting statement.

2. Providing the company with the materials that will be published on the referenced website

We recognize that if a proposal references a website that is not operational at the time the proposal is submitted, it will be impossible for a company or the staff to evaluate whether the website reference may be excluded. In our view, a reference to a non-operational website in a proposal or supporting statement could be excluded under Rule 14a-8(i)(3) as irrelevant to the subject matter of a proposal. We understand, however, that a proponent may wish to include a reference to a website containing information related to the proposal but wait to activate the website until it becomes clear that the proposal will be included in the company's proxy materials. Therefore, we will not concur that a reference to a website may be excluded as irrelevant under Rule 14a-8(i)(3) on the basis that it is not yet operational if the proponent, at the time the proposal is submitted, provides the company with the materials that are intended for publication on the website and a representation that the website will become operational at, or prior to, the time the company files its definitive proxy materials.

3. Potential issues that may arise if the content of a referenced website changes after the proposal is submitted

To the extent the information on a website changes after submission of a proposal and the company believes the revised information renders the website reference excludable under Rule 14a-8, a company seeking our concurrence that the website reference may be excluded must submit a letter presenting its reasons for doing so. While Rule 14a-8(j) requires a company to submit its reasons for exclusion with the Commission no later than 80 calendar days before it files its definitive proxy materials, we may concur that the changes to the referenced website constitute "good cause" for the company to file its reasons for excluding the website reference after the 80-day deadline and grant the company's request that the 80-day requirement be waived.

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[1] An entity is an "affiliate" of a DTC participant if such entity directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the DTC participant.

[2] Rule 14a-8(b)(2)(i) itself acknowledges that the record holder is "usually," but not always, a broker or bank.

[3] Rule 14a-9 prohibits statements in proxy materials which, at the time and in the light of the circumstances under which they are made, are false or misleading with respect to any material fact, or which omit to state any material fact necessary in order to make the statements not false or misleading.

[4] A website that provides more information about a shareholder proposal may constitute a proxy solicitation under the proxy rules. Accordingly, we remind shareholders who elect to include website addresses in their proposals to comply with all applicable rules regarding proxy solicitations.

http://www.sec.gov/interps/legal/cfslb14g.htm


SPINNAKER TRUST

Post-it® Fax Note 7671	Date 1-3-13	# of pages ▸
To Martin Akins	From John Chevedden	
Co./Dept.	Co.	
Phone #	*** FISMA & OMB Memorandum M-07-16 ***	
Fax # 866-276-7055	Fax #	

December 31, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 130 shares of Express Scripts, (ESRX) CUSIP #302182100 and have held them continuously since at least October 1, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least October 1, 2011.

Sincerely,



John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160
207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

 Northern Trust

December 31, 2012

John Chevedden

*** FISMA & OMB Memorandum M-07-16 ***

RE: Express Scripts Holding Company, (ESRX) (Shareholder Resolution) CUSIP#302182100 *** FISMA & OMB Memorandum M-07-16 ***
*** FISMA & OMB Memorandum M-07-16 ***

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of October 1, 2011, Spinnaker Trust held 130 shares of ESRX, CUSIP #302182100. The above account has continuously held at least 130 shares of ESRX common stock since at least October 1, 2011.

Sincerely,

Rhonda Epler-Staggs
Northern Trust Company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust